UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
Comission File Number 001-32535
Grupo Cibest S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

3Q25
GRUPO CIBEST (NYSE: CIB; BVC: CIBEST AND PFCIBEST) REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2025.

•Net income attributable to shareholders for 3Q25 was COP 2.1 trillion. This figure represents an increase of 19.7% compared to the previous quarter and 42.8% versus 3Q24. The quarterly annualized return on equity (“ROE”) for Grupo Cibest was 20.4% for the quarter and 17.4% for the last 12 months.

•The net interest margin for 3Q25 was 6.59%, rising by 2 basis points compared to 2Q25. Net interest income was COP 5.3 trillion, up 1.5% compared to 2Q25 and 2.9% versus 3Q24.

•The gross loan portfolio of Grupo Cibest reached COP 280 trillion, representing an increase of 0.1% compared to the previous quarter and 3.9% over 3Q24. The quarterly growth was mainly driven by higher balances in consumer and mortgage portfolios. It is important to highlight the impact of the Colombian peso appreciation during the period, which negatively affected portfolio growth. Deposits closed 3Q25 at COP 281 trillion, decreasing 0.5% versus 2Q25 and increasing 8.3% compared to 3Q24. The quarterly decrease is mainly explained by the appreciation of the Colombian peso against the dollar.

•Total provision charges for 3Q25 were COP 829 billion, decreasing 24.4% compared to 2Q25 and representing a quarterly annualized cost of risk of 1.18%. The reduction in provision expense for the quarter is mainly explained by model calibration and a decrease in provision expense in the retail segment, all associated with lower expected loss estimates. The 30-day past-due loan ratio stood at 4.32% and the 90-day ratio at 3.08%.

•Shareholders’ equity closed at COP 42.4 trillion as of September 30, 2025, showing an increase of 2.6% compared to the previous quarter and 3.6% over 3Q24. The quarterly increase is explained by the growth in retained earnings during the period.

•In terms of digital strategy, a favorable trend is observed in line with last year’s results. As of September 2025, Bancolombia had 9.2 million active digital clients in the Mi Bancolombia APP (measured over a 30-day period), as well as 26.6 million accounts in Nequi.

•On page 12 of this document, the financial position statement, income statement, and key indicators of Bancolombia S.A. as of 3Q25 are presented, compared with pro forma figures from previous quarters, that assume completion of the corporate evolution toward Grupo Cibest in those periods solely for the purpose of providing comparability for the analysis of the entity’s performance in 3Q25.

November 6, 2025. Medellín, Colombia – Today, GRUPO CIBEST announced its financial results for the third quarter of 2025.

_____________________________________

1. This report corresponds to the unaudited consolidated financial information of GRUPO CIBEST S.A. and its subsidiaries (“Grupo Cibest” or “Cibest”), which it controls, among others, by directly or indirectly holding more than 50% of the voting equity ownership. This financial information has been prepared based on accounting records generated in accordance with International Financial Reporting Standards (IFRS), and is presented in nominal terms. The financial information for the quarter ended September 30 is not necessarily indicative of results expected for any other future period. For more information, please refer to the SEC website, where you can find releases regarding the company: www.sec.gov.
FORWARD-LOOKING STATEMENTS WARNING: This release contains statements that may be considered forward-looking disclosures within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements made in this release, in future filings, in written or oral press releases, address matters that may involve risks and uncertainties. Consequently, there are or will be factors such as changes in general economic conditions and business environments, volatility in exchange rates and interest rates, introduction of products competing with those of Grupo Empresarial Cibest by other companies, lack of acceptance of new products or services by our target customers, changes in business strategy, and other different factors, which could cause actual results to differ materially from those mentioned in such forward-looking statements. CIBEST does not intend and assumes no obligation to update these statements. Some figures included in this release have been subject to rounding. Any reference to CIBEST or GRUPO EMPRESARIAL CIBEST should be understood as Grupo Cibest together with its subsidiaries, unless otherwise specified. The comma (,) indicates a decimal separator and the period (.) indicates a thousands separator. Market Representative Rate: October 1, 2025, $3,923.55 = US$ 1

1

3Q25
GRUPO CIBEST: Summary of consolidated financial quarterly results

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED	As of		Quarter			Change	Change As of
(COP million)	3Q24	3Q25	3Q24	2Q25	3Q25	3Q25 / 2Q25	3Q25 / 3Q24
ASSETS
Net Loans	253,050,237	265,602,434	253,050,237	265,000,599	265,602,434	0.23%	4.96%
Investments	35,837,645	39,704,715	35,837,645	40,910,075	39,704,715	(2.95)%	10.79%
Other assets	64,545,415	69,324,509	64,545,415	69,340,052	69,324,509	(0.02)%	7.40%
Total assets	353,433,297	374,631,658	353,433,297	375,250,726	374,631,658	(0.16)%	6.00%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	259,758,641	281,259,655	259,758,641	282,647,329	281,259,655	(0.49)%	8.28%
Other liabilities	51,760,150	49,781,992	51,760,150	50,219,111	49,781,992	(0.87)%	(3.82)%
Total liabilities	311,518,791	331,041,647	311,518,791	332,866,440	331,041,647	(0.55)%	6.27%
Non-controlling interest	1,015,070	1,212,154	1,015,070	1,090,211	1,212,154	11.19%	19.42%
Shareholders' equity	40,899,436	42,377,857	40,899,436	41,294,075	42,377,857	2.62%	3.61%
Total liabilities and shareholders' equity	353,433,297	374,631,658	353,433,297	375,250,726	374,631,658	(0.16)%	6.00%

Interest income	26,895,987	25,650,034	8,855,118	8,619,933	8,616,642	(0.04)%	(4.63)%
Interest expense	(11,398,483)	(10,056,381)	(3,702,518)	(3,393,009)	(3,313,913)	(2.33)%	(11.77)%
Net interest income	15,497,504	15,593,653	5,152,600	5,226,924	5,302,729	1.45%	0.62%
Net provisions	(4,522,599)	(3,024,805)	(1,588,836)	(1,096,335)	(828,921)	(24.39)%	(33.12)%
Fees and income from service, net	3,093,208	3,246,582	1,038,344	1,091,880	1,136,934	4.13%	4.96%
Other operating income	2,132,726	2,533,590	762,313	830,720	866,299	4.28%	18.80%
Total Dividends received and equity method	(48,767)	381,695	92,001	121,351	123,019	1.37%	(882.69)%
Total operating expense	(9,837,427)	(10,783,956)	(3,346,745)	(3,690,544)	(3,600,984)	(2.43)%	9.62%
Profit before tax	6,314,645	7,946,759	2,109,677	2,483,996	2,999,076	20.74%	25.85%
Income tax	(1,648,395)	(2,196,712)	(590,192)	(655,050)	(842,750)	28.65%	33.26%
Net income before non-controlling interest	4,666,250	5,750,047	1,519,485	1,828,946	2,156,326	17.90%	23.23%
Non-controlling interest	(61,810)	(76,977)	(18,291)	(37,643)	(12,223)	(67.53)%	24.54%
Net income	4,604,440	5,673,070	1,501,194	1,791,303	2,144,103	19.70%	23.21%

2

3Q25

PRINCIPAL RATIOS	As of		Quarter
	3Q24	3Q25	3Q24	2Q25	3Q25
PROFITABILITY
Net interest margin (1) from continuing operations	7.01%	6.53%	6.83%	6.57%	6.59%
Return on average total assets (2) from continuing operations	1.79%	2.05%	1.71%	1.94%	2.29%
Return on average shareholders´ equity (3)	15.83%	17.96%	15.01%	17.49%	20.37%
EFFICIENCY
Operating expenses to net operating income	47.58%	49.57%	47.50%	50.69%	48.47%
Operating expenses to average total assets	3.82%	3.89%	3.82%	3.99%	3.84%
Operating expenses to productive assets	4.45%	4.52%	4.44%	4.62%	4.47%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	4.85	5.76	1.58	1.79	2.18
Net income per share $COP from continuing operations	4,832	5,951	1,576	1,877	2,253
P/BV ADS (4)	0.77	1.16	0.77	1.09	1.16
P/BV Local (5) (6)	0.85	1.37	0.85	1.19	1.37
P/E (7) from continuing operations	5.42	7.12	5.54	6.59	6.28
ADR price	31.38	51.94	31.38	46.19	51.94
Common share price (8)	36,240	60,500	36,240	51,000	60,500
Total shares outstanding	961,827,000	954,574,806	961,827,000	961,827,000	954,574,806
USD exchange rate (quarter end)	4,178.30	3,923.55	4,178.30	4,069.67	3,923.55
(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

3

3Q25
1. CONSOLIDATED STATEMENT OF FINANCIAL POSITION GRUPO CIBEST
1.1. Loan Portfolio
The following table summarizes Grupo Cibest’s total loan portfolio:

LOAN PORTFOLIO (COP million)	3Q24	2Q25	3Q25	3Q25 / 2Q25	3Q25 / 3Q24	% of total loans
Commercial	174,062,016	180,646,737	178,956,818	(0.94)%	2.81%	63.92%
Consumer	54,816,798	55,107,218	56,215,444	2.01%	2.55%	20.08%
Mortgage	39,539,529	42,502,162	42,940,217	1.03%	8.60%	15.34%
Small Business	1,173,887	1,542,768	1,886,084	22.25%	60.67%	0.67%
Interests received in advance	(23,726)	(27,198)	(25,940)	(4.63)%	9.33%	(0.01)%
Total loan portfolio	269,568,504	279,771,686	279,972,623	0.07%	3.86%	100.00%
Allowance for loan losses	(16,518,267)	(14,771,088)	(14,370,189)	(2.71)%	(13.00)%
Total loans, net	253,050,237	265,000,598	265,602,434	0.23%	4.96%
In 3Q25, the gross loan portfolio balance was COP 279,973 billion, representing a quarterly growth of 0.1% and an annual increase of 3.9%. These variations are partly explained by the behavior of the exchange rate, as the Colombian peso appreciated by 3.6% against the dollar during 3Q25 and by 6.0% over the past 12 months. Excluding the exchange rate effect, growth would have been 1.2% and 5.9%, respectively.
On a standalone basis, Bancolombia S.A. grew its gross loan portfolio by 1.2%; Banco Agromercantil by 1.8% (measured in USD); Banco Agricola by 1.5% (measured in USD); while Banistmo registered a decrease of 0.2% (measured in USD).

By segment, the consumer loan portfolio maintained the positive momentum of the previous quarter, with an increase of 2.0% compared to 2Q25 and 2.6% compared to 3Q24. This growth is mainly driven by Bancolombia S.A., which has accumulated six consecutive months of increases in its balance, contrasting with last year’s performance. This quarter’s growth is especially attributable to credit card products, linked to commercial strategies in the Mi Bancolombia app, personal unsecured loans, and Nequi, as well as Banco Agricola, which continues with risk appetite in consumer lending. To a lesser extent, Banistmo showed a slight quarterly increase, reversing its previous downward trend, while Bam recorded a decrease in the quarter as a result of continued tightening of its origination policies for this segment.

The mortgage loan portfolio also maintained the positive trend of recent quarters, increasing by 1.0% compared to the previous quarter and 8.6% compared to 3Q24. The quarterly increase is attributed to commercial strategies in Colombia, while the dynamics in Central America reflect a decline in Panama, Guatemala, and El Salvador.

Meanwhile, the commercial loan portfolio posted a decrease of 0.9% for the quarter and an annual growth of 2.8%. The quarterly decline is mainly explained by the corporate segment, especially in Bancolombia S.A. and Banistmo, where significant prepayments were made.
Provisions for the loan portfolio in the statement of financial position decreased by 2.7% during the quarter, closing at COP 14,370 billion, equivalent to 5.1% of the gross loan portfolio at period-end.

For further details on coverage and loan portfolio quality, please refer to section 2.4. Asset quality and provision charges.

The following table shows the composition of Grupo Cibest’s loan portfolio by type and currency:

4

3Q25

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3923.55 COP)	3Q25	3Q25 / 2Q25	3Q25	3Q25 / 2Q25	3Q25	3Q25 / 2Q25	3Q25	3Q25 / 2Q25
Commercial loans	126,566,343	(0.56)%	52,390,475	(1.84)%	13,352,825	1.81%	178,956,818	(0.94)%
Consumer loans	38,521,347	4.41%	17,694,097	(2.85)%	4,509,716	0.77%	56,215,444	2.01%
Mortgage loans	28,358,888	4.23%	14,581,329	(4.65)%	3,716,361	(1.10)%	42,940,217	1.03%
Small business loans	982,541	7.73%	903,543	43.26%	230,287	48.59%	1,886,084	22.25%
Gross loans	194,405,491	1.11%	85,567,132	(2.22)%	21,808,600	1.42%	279,972,623	0.07%
Loan portfolio breakdown by currency and region

1.2. Funding

At the end of 3Q25, customer deposits totaled COP 281,260 billion, representing 85.0% of total liabilities. This balance reflects a decrease of 0.5% compared to 2Q25 and an increase of 8.3% compared to 3Q24.

The quarterly decline is mainly explained by the appreciation of the peso against the dollar; excluding the exchange rate effect, deposits grew 0.7% during the quarter and 10.5% year-over-year. During the quarter, time deposits experienced a decline, mainly due to a reduction in institutional time deposits in Bancolombia S.A.. To a lesser extent, savings accounts also decreased, primarily linked to the corporate segment. On the other hand, checking accounts increased during the quarter, driven by the performance of the corporate segment at Banco Agricola. Long-term debt increased during the quarter due to a bond issuance by Banistmo for USD 75 million.

Regarding the funding mix, sight deposits continue to be the main source, representing 53.6% of the total. Within this category, savings accounts increased their share, accounting for 41.9% of Grupo Cibest’s total funding during the quarter, while checking accounts maintained their share at 11.7%. Conversely, time deposits decreased their share, representing 35.7% of the funding mix. Finally, long-term debt increased its share to 3.7%, driven by the bond issuance at Banistmo.

5

3Q25

FUNDING MIX (COP Million)	Quarter			Change
	3Q24	2Q25	3Q25	3Q25/ 2Q25	3Q25/3Q24
Checking accounts	34,598,670	36,027,027	36,136,097	0.30%	4.44%
Savings accounts	111,838,420	129,326,941	129,225,050	(0.08)%	15.55%
Time deposits	108,606,359	111,403,425	110,059,531	(1.21)%	1.34%
Other deposits	7,562,138	9,830,290	9,013,568	(8.31)%	19.19%
Long term debt	14,388,708	10,388,366	11,441,859	10.14%	(20.48)%
Loans with banks	13,660,431	12,242,580	12,535,768	2.39%	(8.23)%
Total Funds	290,654,726	309,218,629	308,411,873	(0.26)%	6.11%
1.3. Shareholders’ Equity

Shareholders’ equity attributable at the end of 3Q25 was COP 42,378 billion, increasing by 2.6% compared to 2Q25 and 3.6% compared to 3Q24. The increase for the quarter is explained by retained earnings during the period.

Reserves showed a decrease of 0.9% in the quarter, mainly attributable to the execution of the share buyback program approved by shareholders of Grupo Cibest at the extraordinary general assembly on June 9, 2025, for a total amount of COP 1.35 trillion, with implementation beginning on July 17, 2025. As of September 30, 2025, 26.7% of the approved amount had been executed, which is equivalent to 7,252,194 shares repurchased, of which 50.4% are preferred shares, 41.6% are ADRs, and 8.0% are common shares.
2.INCOME STATEMENT GRUPO CIBEST

Net income attributable to shareholders totaled COP 2,144 billion in 3Q25, or COP 2,252.53 per share (USD $2.18 per ADR). Net income increased by 19.7% compared to 2Q25, mainly driven by lower provision and operating expenses, as well as higher interest income from debt instruments and valuation of financial instruments. The quarterly annualized return on equity (ROE) for Grupo Cibest was 20.4% in 3Q25 and 17.4% over the last 12 months.
2.1.Net Interest Income & Net Interest Income

Net interest income totaled COP 5,302 billion in 3Q25, representing an increase of 1.5% compared to 2Q25 and 2.9% compared to 3Q24. This growth was mainly due to a greater reduction in interest expenses relative to the decline in interest income, which was supported by the strong performance of interest income from debt instruments and the valuation of financial instruments, reaching COP 756 billion, a variation of 12.5% compared to the previous quarter. This change was primarily driven by higher yields on debt securities, associated with liquidity portfolio management.

On the other hand, interest income from the loan portfolio decreased during the quarter, mainly due to a reduction in income from the mortgage portfolio, this was particularly evident in loans indexed to the inflation-linked UVR1 rate at Bancolombia S.A., driven by slower growth in the UVR value compared to the previous quarter. In contrast, interest income from commercial and consumer loans portfolios showed a slight increase over the same period.

Meanwhile, interest expenses decreased by 2.3% compared to the previous quarter and by 10.5% compared to 3Q24. This quarterly variation was mainly explained by lower yields on savings accounts and time deposits at Bancolombia S.A.

The annualized weighted average cost of deposits was 4.05% in 3Q25, representing a decrease of 13 basis points compared to 2Q25. During this quarter, Bancolombia S.A., Banco Agricola, and Banistmo reduced their cost of deposits, while Bam, on the other hand, recorded an increase linked to its strategy of boosting funding through savings accounts.

As a result, the loan portfolio NIM was 6.98% for the quarter, decreasing by 8 basis points compared to 2Q25 and by 18 basis points compared to 3Q24. The investment NIM stood at 4.21%, representing an increase of 82 basis points over 2Q25. Finally, the consolidated NIM registered an increase of 2 basis points in the quarter, rising from 6.57% to 6.59%, although it showed a decrease of 24 basis points compared to the previous year.

1 Inflation-indexed rate based on the Unidad de Valor Real (UVR), a unit of account certified by the Banco de la Republica that reflects changes in purchasing power according to the monthly variation in the Consumer Price Index (IPC).

6

3Q25

Portfolio yield by category	As of		Quarter
	3Q24	3Q25	3Q24	2Q25	3Q25
Commercial Portfolio	12.29%	11.00%	12.00%	11.08%	10.79%
Consumer Portfolio	15.61%	14.26%	15.14%	14.60%	14.45%
Mortgages Portfolio	8.16%	8.27%	8.37%	8.42%	8.49%
Small Business Portfolio	18.26%	15.28%	17.95%	19.72%	18.71%
Total Portfolio	12.71%	11.31%	12.14%	11.41%	11.21%

Average weighted funding cost
Checking accounts	0.31%	0.35%	0.31%	0.34%	0.35%
Saving accounts	2.54%	2.25%	2.54%	2.34%	2.25%
Time deposits	8.46%	7.46%	8.46%	7.61%	7.46%
Total deposits	4.70%	4.05%	4.70%	4.18%	4.05%
Others	21.02%	14.99%	5.95%	4.89%	4.76%
Total cost of liabilities (1)	14.22%	12.44%	4.85%	4.23%	4.10%

Quarterly Annualized Net Interest Margin
Lending Net Interest Margin	7.50%	7.01%	7.16%	7.06%	6.98%
Investment Net Interest Margin	3.66%	3.52%	4.57%	3.38%	4.21%
Net interest margin (1)	7.01%	6.53%	6.83%	6.57%	6.59%
(1) Net interest margin and valuation income on financial instruments.
2.2.        Fees and Income from Services

Net fee and service income in 3Q25 amounted to COP 1,137 billion, representing an increase of 4.1% compared to 2Q25 and 9.5% versus 3Q24.

Fee income increased 3.3% over the quarter, mainly explained by the positive trend observed throughout the year in investment banking and trust services fees related to the execution of financing projects with corporate clients and larger volume of assets under management, particularly in collective investment schemes and private equity funds. To a lesser extent, there was an increase in fees from payments and collections, as well as debit and credit cards and commercial establishments, due to higher transactional volume during the quarter.

Meanwhile, fee expenses rose during the quarter, mainly in banking services, as a result of higher payments to franchises stemming from the increase in transactional volume. It is worth highlighting the slower pace of growth in fee expenses related to banking correspondents during the quarter, as a consequence of adjustments in the operational model for this channel.
*Figures in billions

7

3Q25
2.3.        Other operating income

Total other operating income reached COP 866 billion in 3Q25, representing an increase of 4.3% compared to 2Q25 and 13.6% versus 3Q24. This growth was mainly driven by the net foreign exchange performance, boosted by the appreciation of the exchange rate during the period.

As for operating lease income, it totaled COP 423 billion in 3Q25, reflecting a decline of 2.3% compared to the previous quarter and 5.5% versus the same period last year. This reduction was primarily due to lower activity in vehicle leasing operations through Renting Colombia. Nevertheless, it is worth highlighting the increase in real estate lease income, driven by Fondo Inmobiliario Colombia.

2.4. Dividends received, and share of profits of equity method investees

Total dividends received, and share of profits of equity method investees closed at COP 123 billion in 3Q25, representing an increase of 1.4% compared to 2Q25 and 33.7% versus 3Q24. The quarterly growth was mainly driven by higher dividends, with a notable contribution from Fondo Inmobiliario Colombia thanks to returns from P.A. Viva Malls. Additionally, there was a contribution from Inversiones CFNS, generated by the sale of P.A. Laurel.

On the other hand, although there was a decrease in income from the equity method, it is important to highlight the strong quarterly performance of Tuya S.A., which contributed positively to the annual result.
2.5.         Asset Quality and Provision Charges

At the close of 3Q25, the principal balance for past due loans for more than 30 days totaled COP 11,791 billion, equivalent to 4.32% of total gross loans, while 90-day past-due totaled reached COP 8,409 billion, representing 3.08%. The decrease in both indicators is attributable to improved portfolio quality in the consumer and SME segments, mainly in Colombia.

Coverage, measured as the ratio between loan loss provisions (principal) and past due loans (over 30 days), stood at 109.93% at the end of 3Q25, higher than the 107.72% reported in 2Q25. Loan deterioration (new past due loans, including write-offs) amounted to COP 664 billion, a lower figure compared to 2Q25, mainly due to the solid performance of the mortgage and consumer loan portfolios.

Provision charges (after recoveries) totaled COP 829 billion during the quarter, representing a decrease of 24.4% compared to 2Q25. This reduction is explained by a release of COP 266 billion resulting from models calibration and lower expense across all segments except for Bancolombia S.A.’s corporate segment, due to the recognition of provisions for certain specific clients classified in stage 2, in addition to

Provisions as a percentage of average gross loans, quarterly annualized, were 1.18% in 3Q25 and 1.42% over the last 12 months, implying a decrease of 39 and 97 basis points, respectively, reflecting a lower expected loss outlook. Meanwhile, loan loss provisions (for the principal) totaled 12,963 billion, which, although lower than the previous quarter, represents adequate coverage equivalent to 4.7% of gross loans.

Stage 3 continued its decline during the quarter, thanks to the strong performance of the overall loan portfolio. However, Stage 2 did increase, as the model calibration led to the early transfer of clients to this level prior to deterioration.

The following tables present key measures related to asset quality:

PROVISION EXPENSES	As of		Quarter			Change
	3Q24	3Q25	3Q24	2Q25	3Q25	3Q25/ 2Q25	3Q25/ 3Q24
Parameters Update	(647)	(301)	(210)	68	(266)	(491.18)%	(53.48)%
SME Provision Expense	900	520	242	202	109	(46.04)%	(42.22)%
Specific Provision Expense	364	(30)	364	(38)	(2)	(94.74)%	(108.24)%
Consumer Provision Expense	3,521	2,360	1,019	809	674	(16.69)%	(32.97)%
Corporate Provision Expense	384	475	174	55	315	472.73%	23.70%
Total Provision expense	4,523	3,025	1,589	1,097	829	(24.43)%	(33.12)%

8

3Q25

ASSET QUALITY	Periods completed
(COP millions)	3Q24	2Q25	3Q25
Total 30-day past due loans	13,290,446	12,401,167	11,791,980
Allowance for loan losses (1)	14,902,967	13,358,386	12,962,969
Past due loans to total loans	5.06%	4.54%	4.32%
Allowances to past due loans	112.13%	107.72%	109.93%
Allowance for loan losses as a percentage of total loans	5.68%	4.89%	4.74%
___________________
(1)Allowances for the principal of loans.

	% Of loan Portfolio	30 days
PDL Per Category		3Q24	2Q25	3Q25
Commercial loans	63.9%	3.57%	3.53%	3.46%
Consumer loans	20.1%	7.65%	6.05%	5.31%
Mortgage loans	15.3%	7.86%	6.76%	6.35%
Small Business loans	0.7%	9.58%	7.12%	7.97%
PDL TOTAL		5.06%	4.54%	4.32%

	% Of loan Portfolio	90 days
PDL Per Category		3Q24	2Q25	3Q25
Commercial loans	63.9%	3.03%	3.08%	3.05%
Consumer loans	20.1%	4.49%	3.55%	3.10%
Mortgage loans*	15.3%	3.69%	3.18%	3.10%
Small Business loans	0.7%	6.16%	4.30%	4.47%
PDL TOTAL		3.44%	3.19%	3.08%
________________________
*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

Loans by stages
	2Q25			3Q25			3Q25 / 2Q25
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	247,706,322	2,087,982	0.84%	247,768,050	1,845,317	0.74%	0.02%	(11.62)%
Stage 2	16,578,878	2,683,361	16.19%	17,335,637	2,921,204	16.85%	4.56%	8.86%
Stage 3	15,486,487	9,999,745	64.57%	14,868,936	9,603,668	64.59%	(3.99)%	(3.96)%
Total	279,771,687	14,771,088	5.28%	279,972,623	14,370,189	5.13%	0.07%	(2.71)%
Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).
Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).
Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).
2.6.        Operating Expenses

During 3Q25, operating expenses totaled COP 3,601 billion, showing a decrease of 2.4% compared to 2Q25 and an increase of 7.6% versus 3Q24.

The efficiency ratio stood at 48.5% in 3Q25 and 50.4% for the last twelve months. Personnel expenses (salaries, employee benefits, and bonuses) amounted to COP 1,549 billion in the quarter, representing a decrease of 1.6% compared to 2Q25. This variation is explained by the absence of severance payments related to the migration of a group of employees to Grupo Cibest during this period, unlike what occurred in the second quarter. Compared to 3Q24, there was an increase of 9.7%, mainly due to the annual salary adjustment and higher bonuses, in line with the higher accumulated profits for the year.

General expenses totaled COP 2,052 billion in the quarter, which represented a decrease of 3.0% compared to the previous quarter and an increase of 6.0% versus 3Q24. The quarterly reduction was largely due to lower stamp tax payments and a decrease in expenses

9

3Q25
related to the corporate evolution towards Grupo Cibest. Likewise, the annual increase was mainly attributable to expenses linked to the corporate evolution towards Grupo Cibest, as well as higher licensing and technology maintenance costs.

As of September 30, 2025, Grupo Cibest had 33,934 employees, 840 branches, 6,126 ATMs, 35,701 banking agents, and more than 32 million customers.
*Figures in billions
2.7.        Taxes

The income tax expense for Grupo Cibest amounted to COP 843 billion, resulting in an effective tax rate of 28%, explained by tax benefits in Colombia associated with exempt income from the mortgage loan portfolio for social housing, investments in productive fixed assets, and investments in non-conventional renewable energy, as well as tax benefits in Guatemala, El Salvador, and Panama related to exempt income from returns on securities issued by those governments.

10

3Q25
3.BREAK DOWN OF PRINCIPAL OPERATIONS
The following tables summarize the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

The Colombian economy is showing signs of stabilization, with GDP growth of 2.4% in the first half of 2025 and an annual projection of 2.6%. Inflation has plateaued and stood at 5.2% as of September, making it plausible that the convergence process toward the target range will be gradual in 2026. The Central Bank in Colombia reduced its policy rate to 9.25% in April and has since kept it unchanged. This also reflects persistent fiscal challenges, with a projected deficit of 7.1% of GDP and public debt exceeding 63%. In the short term, public debt management operations have reduced the outstanding balance and moderated interest payments. Additionally, international uncertainty—marked by conflicts and tariff measures—could impact inflation and local monetary policy.

In this context, Bancolombia S.A.’s loan portfolio increased by 1.2% in 3Q25 compared to the previous quarter and by 8.0% over the last 12 months. The highest quarterly growth was recorded in the consumer loan segment, especially in credit card products, -driven by commercial strategies launched in the retail mobile app-, as well as unsecured personal loans, and Nequi, which continues its positive trend in loan origination over the past 12 months. The mortgage portfolio maintained its positive trend over the last year, supported by the interest rate reduction strategy. On the other hand, the commercial loan portfolio decreased, mainly due to certain prepayments in the corporate segment.

Regarding deposits, there was a slight decrease of 0.03% in the quarter and an annual increase of 12.8%. During the quarter, the largest decrease was observed in time deposits, specifically corporate time deposits, in contrast to online time deposits, especially from individual clients, which continue their growth trajectory. Checking accounts showed a slight decrease, mainly in the corporate segment, while savings accounts registered a slight increase, driven by the business segment.

Bancolombia S.A.’s net income for 3Q25 was COP 1.7 trillion, representing an increase of 24.7% compared to 2Q25. Net interest income rose due to an increase in interest income, mainly driven by treasury income, and a decrease in interest expenses associated with lower funding rates in savings accounts and time deposits. The net interest margin for 3Q25 was 7.29%.

Provision expenses decreased, explained by better performance across all segments except for the corporate segment, which was affected by certain specific clients, and by releases derived from model calibrations. Consequently, the cost of risk was 1.16%, down from 2Q25 and 3Q24.

Net fees showed a quarterly increase, driven by higher transaction volumes in cards and affiliated establishments. Operating expenses decreased, mainly due to lower personnel expenses, as this quarter did not include costs associated with the migration of employees to Grupo Cibest S.A., which were recorded in 2Q25.

Finally, the quarterly annualized ROE stood at 26.63%.

The Tier 1 capital ratio stood at 11.77% and the total capital adequacy ratio at 14.14%. The increase compared to the previous quarter is mainly explained by higher retained earnings during the period.

Below are the statement of financial position, income statement, and main indicators of Bancolombia S.A. as of 3Q25, compared with pro forma figures from previous quarters, which assume the completion of the corporate evolution toward Grupo Cibest in those respective periods, solely for the purpose of providing comparability for the analysis of the entity’s performance in 3Q25.

11

3Q25

STATEMENT OF FINANCIAL POSITION	Pro forma Quarter			Real
	3Q24	4Q24	1Q25	2Q25	3Q25
ASSETS
Cash and cash equivalents	11,441,762	17,354,652	13,344,089	17,598,994	16,598,154
Loan portfolio and leasing operations, net	173,398,753	179,696,275	184,621,327	187,416,836	190,041,944
Equity investments	8,025,407	8,521,597	8,014,928	8,170,951	8,411,502
Other assets	38,286,534	37,613,212	35,181,344	42,468,625	40,475,204
TOTAL ASSETS	231,152,456	243,185,736	241,161,688	255,655,406	255,526,804
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Customer deposits	172,270,646	185,801,073	185,175,224	194,416,941	194,364,604
Financial obligations	8,530,013	8,887,289	7,451,133	7,888,588	7,775,889
Other liabilities	26,637,609	22,671,740	24,942,501	28,801,358	27,216,550
TOTAL LIABILITIES	207,438,268	217,360,102	217,568,858	231,106,888	229,357,043
TOTAL SHAREHOLDERS' EQUITY	23,714,188	25,825,634	23,592,830	24,548,518	26,169,761
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	231,152,456	243,185,736	241,161,688	255,655,406	255,526,804

STATEMENT OF FINANCIAL POSITION	Pro forma Quarter				Real
	3Q24	4Q24	1Q25	2Q25	3Q25
Interest income and valuation allowance	6,866,374	6,608,529	6,472,948	6,636,440	6,656,654
Interest expense	(2,918,214)	(2,774,081)	(2,538,966)	(2,588,146)	(2,567,689)
Provisions and impairment, net	(1,197,544)	(624,999)	(877,789)	(813,409)	(581,785)
Fee and commission income, net	676,578	729,600	675,891	710,931	729,267
Other operating income, net	488,528	468,745	515,413	421,078	461,005
Equity method	275,023	432,987	298,108	104,919	282,915.000
Operating expenses	(2,280,197)	(2,557,211)	(2,413,974)	(2,615,714)	(2,581,169)
Earnings before income tax	1,910,548	2,283,570	2,131,631	1,856,099	2,399,198
Income tax	(447,642)	(680,196)	(587,371)	(499,844)	(733,785)
Net income	1,462,906	1,603,374	1,544,260	1,356,255	1,665,413

12

3Q25
Principal ratios Bancolombia S.A.

	As of (Pro forma)		Pro forma Quarter		Real
PRINCIPAL RATIOS BANCOLOMBIA S.A.	3Q24	3Q25	3Q24	2Q25	3Q25
Net Interest Margin	7.88%	7.25%	7.70%	7.31%	7.29%
Lending NIM	8.43%	7.82%	8.06%	7.88%	7.70%
Investment NIM	3.41%	3.26%	4.90%	3.19%	4.45%
ROA	2.5%	2.56%	2.54%	2.54%	2.65%
ROE	25.41%	25.51%	25.52%	26.25%	26.63%

EFFICIENCY
Financial Efficiency	42.4%	46.13%	42.75%	47.27%	46.43%
Operational Efficiency	3.93%	4.04%	3.93%	4.04%	3.97%

ASSET QUALITY
30 Day PDL	5.22%	4.12%	5.22%	4.41%	4.12%
30 Day PDL Coverage	124.96%	125.95%	124.96%	121.79%	125.95%
90 Day PDL	3.64%	103.02%	3.64%	3.14%	103.02%
90 Day PDL Coverage	179.15%	273.51%	179.15%	171.11%	273.51%
Cost of Risk	2.55%	1.53%	2.50%	1.65%	1.16%

SOLVENCY RATIO (COP millions)	Pro forma Quarter	Real Quarter
	3Q24	2Q25	3Q25
Technical Equity	25,188,421	26,953,192	28,245,095
Basic Solvency	10.29%	10.98%	11.77%
Total Solvency	13.04%	13.45%	14.14%
Risk-weighted assets	155,957,795	161,823,794	161,241,484
Total Market Risk	15,116,610	12,452,630	11,760,679
Total Operational Risk	22,132,201	26,046,098	26,791,401

13

3Q25
BANISTMO- PANAMA

Despite the cessation of the copper mine's operations in Panama and distortions in international trade resulting from tariff announcements from the U.S., Panama’s economy has shown a gradual acceleration in economic growth, recording an annual increase of 4.3% in the first half of 2025. Beyond the interruptions associated with the El Niño phenomenon, a recovery in the operation of the Panama Canal was observed, which, together with a boom in tourism, helped offset the cessation of mining activity. Although the president has expressed commitment to fiscal consolidation, this process faces challenges associated, on one hand, with low tax collection levels and, on the other, with significant rigidities in public spending.

In this context, Banistmo’s loan portfolio closed the quarter with a decrease of 0.2% (measured in USD). A contraction was recorded in the mortgage and commercial portfolios. In the case of mortgage, this reduction was due to stricter origination policies. The commercial portfolio was affected by a redistribution of clients toward products better suited to their profile, such as small business loans, which generated a net effect between small business and commercial lending with a slight increase. The consumer portfolio, meanwhile, showed modest growth, driven mainly by the dynamics of personal unsecured loans. Regarding deposits, a decrease of 1.8% was observed, explained mainly by reductions in time deposits and savings accounts, driven by the corporate segment. Conversely, savings accounts increased in sectors such as trade and logistics. Additionally, this quarter Banistmo completed the issuance of sustainable bonds totaling USD 75 million to refinance the maturity of other obligations.

Banistmo’s net result for 3Q25 was a profit of COP 178.8 billion, representing an increase of 79.8% compared to the previous quarter. Net interest income registered growth, measured in dollars, driven by higher income from treasury operations, which offset the increase in interest expenses associated with higher funding costs and adjustments to lease contracts, expressed in Colombian pesos, this represented a decrease in net interest income linked to the lower average exchange rate for the quarter, which fell by 1.6% compared to the previous quarter. The net interest margin for 3Q25 was 3.43%.

Regarding provisioning expense, a net release was reported due to the update of risk models parameters. Consequently, the cost of risk was -0.05% in 3Q25, decreasing compared to 2Q25 and 3Q24.

Operating expenses decreased compared to the previous quarter, mainly due to lower general expenses in depreciation, software licensing, and technology fees.

Finally, the quarterly annualized ROE stood at 15.24%.

The basic solvency ratio was 12.13% and the total solvency ratio was 13.90%. The increase compared to the previous quarter is mainly explained by higher retained earnings during the period.

14

3Q25

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED(1)	As of		Quarter			Change
(COP million)	3Q24	3Q25	3Q24	2Q25	3Q25	3Q25 / 2Q25	3Q25 / 3Q24
ASSETS
Gross loans	34,079,743	30,499,649	34,079,743	31,686,840	30,499,649	(3.75)%	(10.51)%
Allowances for loans	(1,746,549)	(1,478,621)	(1,746,549)	(1,610,976)	(1,478,621)	(8.22)%	(15.34)%
Investments	6,323,824	6,389,271	6,323,824	6,520,926	6,389,271	(2.02)%	1.03%
Other assets	4,506,482	5,640,013	4,506,482	5,298,689	5,640,013	6.44%	25.15%
Total assets	43,163,499	41,050,312	43,163,499	41,895,480	41,050,312	(2.02)%	(4.90)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	29,954,144	28,102,666	29,954,144	29,695,876	28,102,666	(5.37)%	(6.18)%
Other liabilities	8,131,380	8,267,061	8,131,380	7,557,703	8,267,061	9.39%	1.67%
Total liabilities	38,085,523	36,369,727	38,085,523	37,253,579	36,369,727	(2.37)%	(4.51)%
Shareholders’ equity	5,077,976	4,680,585	5,077,976	4,641,900	4,680,585	0.83%	(7.83)%
Total liabilities and shareholders’ equity	43,163,499	41,050,312	43,163,499	41,895,480	41,050,312	(2.02)%	(4.90)%

Interest income	2,010,105	1,963,383	697,122	662,898	658,465	(0.67)%	(5.55)%
Interest expense	(1,001,698)	(974,417)	(349,415)	(318,300)	(324,047)	1.81%	(7.26)%
Net interest income	1,008,406	988,966	347,707	344,599	334,417	(2.95)%	(3.82)%
Net provisions	(334,165)	(50,339)	(139,758)	(36,490)	4,202	(111.52)%	(103.01)%
Fees and income from service, net	218,308	182,098	68,459	61,604	65,041	5.58%	(4.99)%
Other operating income	45,438	39,876	13,865	15,101	10,783	(28.60)%	(22.23)%
Total operating expense	(696,684)	(722,641)	(243,565)	(250,240)	(228,743)	(8.59)%	(6.09)%
Profit before tax	241,305	437,960	46,708	134,573	185,700	37.99%	297.58%
Income tax	(28,109)	(73,097)	(6,506)	(35,080)	(6,857)	(80.45)%	5.39%
Net income	213,195	364,864	40,201	99,493	178,843	79.75%	344.87%

(1)Corresponds to the results of Banistmo and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

PRINCIPAL RATIOS	As of		Quarter
	3Q24	3Q25	3Q24	2Q25	3Q25
NIM	3.46%	3.34%	3.44%	3.49%	3.43%
ROE	5.98%	10.36%	3.21%	8.48%	15.24%
ROA	0.68%	1.15%	0.37%	0.94%	1.71%
CoR	1.37%	0.21%	1.65%	0.45%	(0.05)%
Financial Efficiency	54.76%	59.68%	56.64%	59.40%	55.76%
Basic Solvency	13.00%	12.13%	13.00%	12.10%	12.13%
Total Solvency	14.76%	13.90%	14.76%	13.88%	13.90%
30 Day PDL	8.72%	9.09%	8.72%	8.92%	9.09%
30 Day PDL Coverage	57.16%	51.32%	57.16%	55.06%	51.32%
90 Day PDL	5.42%	6.34%	5.42%	6.32%	6.34%
90 Day PDL Coverage	91.99%	73.63%	91.99%	77.78%	73.63%

15

3Q25
BANAGRICOLA- EL SALVADOR

The recent outlook for the country indicate a gradual improvement in the pace of economic activity, despite disruptions in international trade and a weakening of the textile sector. Indeed, international demand for this sector has been affected by increasing competition from Asian countries in outsourced manufacturing activities. On the other hand, inflation has shown a downward bias due to the evolution of fuel prices. Inflation has declined as a result of lower fuel prices, although it could temporarily rebound due to global disruptions. A lower external demand and a reduction in remittances are anticipated, which would affect consumption. Fiscal space remains limited due to rigidities in expenditure, but a short-term fiscal improvement is expected, in line with commitments to the IMF, and inflation is projected to be close to 1.3% over the medium term.

Within this context, Banco Agricola’s loan portfolio closed the quarter with a growth of 1.5% (measured in USD). The commercial portfolio demonstrated strong expansion, especially in the construction segment. Similarly, the consumer portfolio increased, driven by personal unsecured loans and credit cards. All types of deposits—checking accounts, savings accounts, and time deposits—grew within the funding base during the quarter, boosted by the corporate segment and, in the case of individuals, by a significant increase in remittances received this year.

Banco Agricola’s net result for 3Q25 was a profit of COP 144.3 billion, representing an increase of 3.7% compared to 2Q25. Net interest income rose quarter-over-quarter, mainly due to higher interest income from the loan portfolio, particularly from the consumer segment and increased income from treasury activities. This was complemented by lower interest expenses, attributed to a reduction in the balance and rates of interest-bearing liabilities. The net interest margin for 3Q25 was 7.86%.

Meanwhile, net provisions for the period increased due to the growth in the loan portfolio, especially in consumer loans, within higher-risk segments. Consequently, the cost of risk stood at 2.41% for the quarter, up compared to 2Q25 and 3Q24.

Net commissions increased, measured in USD, mainly due to growth in structuring projects and credit card transactions. Operating expenses rose, measured in USD, primarily because of higher labor expenses related to training and bonuses, as well as general expenses stemming from external consulting services.

Finally, the quarterly annualized ROE stood at 20.18%.

The total solvency ratio was 13.56%. The increase compared to the previous quarter is mainly explained by higher retained earnings during the period.

16

3Q25

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED (1)	As of		Quarter			Change
(COP million)	3Q24	3Q25	3Q24	2Q25	3Q25	3Q25 / 2Q25	3Q25 / 3Q24
ASSETS
Gross loans	17,582,842	17,754,103	17,582,842	18,147,217	17,754,103	(2.17)%	0.97%
Allowances for loans	(584,390)	(568,030)	(584,390)	(563,127)	(568,030)	0.87%	(2.80)%
Investments	3,196,865	4,731,581	3,196,865	3,317,820	4,731,581	42.61%	48.01%
Other assets	4,334,743	5,202,237	4,334,743	4,759,210	5,202,237	9.31%	20.01%
Total assets	24,530,060	27,119,891	24,530,060	25,661,120	27,119,891	5.68%	10.56%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	18,811,454	22,027,891	18,811,454	21,037,764	22,027,891	4.71%	17.10%
Other liabilities	3,222,516	2,203,092	3,222,516	1,776,397	2,203,092	24.02%	(31.63)%
Total liabilities	22,033,970	24,230,983	22,033,970	22,814,160	24,230,983	6.21%	9.97%
Non-controlling interest	33,997	49,787	33,997	48,825	49,787	1.97%	46.45%
Stockholders’ equity attributable to the owners of the parent company	2,462,092	2,839,120	2,462,092	2,798,134	2,839,120	1.46%	15.31%
Total liabilities and shareholders’ equity	24,530,060	27,119,891	24,530,060	25,661,120	27,119,891	5.68%	10.56%

Interest income	1,345,566	1,555,563	475,342	526,014	534,749	1.66%	12.50%
Interest expense	(337,636)	(330,038)	(115,421)	(115,968)	(101,558)	(12.43)%	(12.01)%
Net interest income	1,007,930	1,225,525	359,921	410,046	433,191	5.64%	20.36%
Net provisions	(184,467)	(253,972)	(54,068)	(83,272)	(110,200)	32.34%	103.82%
Fees and income from service, net	206,367	234,281	75,256	80,923	77,760	(3.91)%	3.33%
Other operating income	33,752	53,030	8,222	19,342	14,204	(26.56)%	72.76%
Total operating expense	(610,809)	(678,652)	(220,609)	(233,781)	(226,228)	(3.23)%	2.55%
Profit before tax	452,772	580,213	168,722	193,259	188,728	(2.34)%	11.86%
Income tax	(99,734)	(135,167)	(36,412)	(51,391)	(41,669)	(18.92)%	14.44%
Net income before non-controlling interest	353,038	445,045	132,310	141,868	147,059	3.66%	11.15%
Non-controlling interest	(8,205)	(8,380)	(2,520)	(2,665)	(2,770)	3.92%	9.92%
Net income	344,834	436,665	129,790	139,203	144,289	3.65%	11.17%
(1)Corresponds to the results of Banagricola and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

PRINCIPAL RATIOS	As of		Quarter
	3Q24	3Q25	3Q24	2Q25	3Q25
NIM	6.90%	7.41%	7.05%	7.47%	7.86%
ROE	20.37%	20.92%	21.87%	19.98%	20.18%
ROA	1.97%	2.20%	2.12%	2.10%	2.17%
CoR	1.47%	1.86%	1.23%	1.82%	2.41%
Financial Efficiency	48.94%	44.86%	49.75%	45.81%	43.08%
Total Solvency	14.77%	13.56%	14.77%	13.38%	13.56%
30 Day PDL	1.90%	1.83%	1.90%	1.80%	1.83%
30 Day PDL Coverage	155.03%	156.98%	155.03%	155.49%	156.98%
90 Day PDL	1.05%	0.97%	1.05%	0.97%	0.97%
90 Day PDL Coverage	279.85%	297.77%	279.85%	287.85%	297.77%

17

3Q25
GRUPO AGROMERCANTIL HOLDING – GUATEMALA

The country has demonstrated one of the strongest performances in the Central American region in recent years, driven by robust private consumption dynamics. At the sectoral level, there has been significant growth in financial activities and textile exports, as well as in tourism and commerce. Meanwhile, inflation has consistently remained below the target set by the Bank of Guatemala, reaching 1.47% year-over-year in September. This outcome is a result of low international oil prices and the dissipation of supply shocks. Infrastructure investment and public spending are expected to drive growth, despite a possible decline in remittances due to more restrictive migration policies in the U.S. The Arévalo administration plans to increase spending without compromising fiscal stability. Additionally, two rate cuts by the Bank of Guatemala are anticipated for the remainder of 2025, bringing the policy rate down to 4.0%.

Within this context, Bam’s loan portfolio closed 3Q25 with a quarterly growth of 1.8% (measured in USD). This increase was mainly driven by the rise in the commercial loan balance within the corporate segment, which offset prepayments in the same segment. Conversely, a decrease was observed in the mortgage and consumer portfolios, with the decline in the latter being driven by a continued cautious risk appetite throughout the year. Regarding deposits, a favorable trend was observed in savings accounts and time deposits. The increase in savings accounts is tied to a funding strategy that involves higher remuneration within the corporate segment. Checking account balances declined during the quarter, primarily in the corporate segment.

Bam’s net result for 3Q25 was a profit of COP 39.4 billion, representing a 20.7% increase compared to the previous quarter. Net interest income, measured in dollars, posted an increase associated with the growth in the loan portfolio and the investment portfolio valuation. A similar trend was observed in interest expenses, which rose in dollars due to higher remuneration on savings accounts in the corporate segment. The net interest margin for 3Q25 stood at 4.59%.

Provision expenses decreased thanks to improved performance of the consumer portfolio, mainly in personal unsecured loans and credit cards. Consequently, the cost of risk in 3Q25 was 1.96%, decreasing versus 2Q25 and increasing versus 3Q24.

Other operating income saw a decline, as certain one-off transactions—mainly related to the renewal of insurance policies for corporate clients—were not carried out this quarter, unlike in 2Q25. Operating expenses registered a reduction explained by a lower average exchange rate; however, measured in dollars, there was an increase due to marketing campaigns, as well as repairs and maintenance of IT systems, along with miscellaneous payments for non-capitalizable projects.

Finally, the quarterly annualized ROE stood at 7.28%.

The basic solvency ratio was 7.35% and total solvency reached 13.27%. Total solvency increased mainly due to retained earnings during the quarter, while basic solvency saw a decrease due to the increase in the equity base, attributed to higher risk-weighted assets.

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3Q25

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED (1)	As of		Quarter			Change
(COP million)	3Q24	3Q25	3Q24	2Q25	3Q25	3Q25 / 2Q25	3Q25 / 3Q24
ASSETS
Gross loans	19,746,155	19,531,022	19,746,155	19,903,624	19,531,022	(1.87)%	(1.09)%
Allowances for loans	(912,829)	(878,211)	(912,829)	(949,930)	(878,211)	(7.55)%	(3.79)%
Investments	2,276,623	2,799,813	2,276,623	2,646,227	2,799,813	5.80%	22.98%
Other assets	4,344,549	4,210,302	4,344,549	4,396,525	4,210,302	(4.24)%	(3.09)%
Total assets	25,454,498	25,662,927	25,454,498	25,996,446	25,662,927	(1.28)%	0.82%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	18,033,877	18,679,728	18,033,877	18,743,098	18,679,728	(0.34)%	3.58%
Other liabilities	5,249,310	4,819,193	5,249,310	5,052,117	4,819,193	(4.61)%	(8.19)%
Total liabilities	23,283,187	23,498,920	23,283,187	23,795,215	23,498,920	(1.25)%	0.93%
Non-controlling interest	50,487	48,884	50,487	50,563	48,884	(3.32)%	(3.17)%
Stockholders’ equity attributable to the owners of the parent company	2,120,824	2,115,122	2,120,824	2,150,667	2,115,122	(1.65)%	(0.27)%
Total liabilities and shareholders’ equity	25,454,498	25,662,927	25,454,498	25,996,446	25,662,927	(1.28)%	0.82%

Interest income	1,409,575	1,541,094	496,803	519,880	508,476	(2.19)%	2.35%
Interest expense	(640,230)	(762,547)	(230,763)	(259,290)	(250,410)	(3.42)%	8.51%
Net interest income	769,346	778,547	266,040	260,590	258,067	(0.97)%	(3.00)%
Net provisions	(265,362)	(336,014)	(75,957)	(124,233)	(97,908)	(21.19)%	28.90%
Fees and income from service, net	95,836	98,917	35,346	38,291	33,119	(13.51)%	(6.30)%
Other operating income	70,312	96,882	13,784	54,559	16,316	(70.09)%	18.37%
Total operating expense	(488,305)	(534,161)	(175,383)	(178,294)	(176,698)	(0.90)%	0.75%
Profit before tax	181,827	104,171	63,830	50,913	32,896	(35.39)%	(48.46)%
Income tax	(23,401)	(12,662)	(12,623)	(15,669)	1,658	(110.58)%	(113.13)%
Net income before non-controlling interest	158,426	91,509	51,207	35,244	34,554	(1.96)%	(32.52)%
Non-controlling interest	(3,676)	1,293	(1,959)	(2,648)	4,805	(281.45)%	(345.24)%
Net income	154,750	92,803	49,248	32,596	39,360	20.75%	(20.08)%
(1)Corresponds to the results of Grupo Agromercantil Holding and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

	As of		Quarter
PRINCIPAL RATIOS	3Q24	3Q25	3Q24	2Q25	3Q25
NIM	5.12%	4.59%	5.02%	4.59%	4.59%
ROE	10.62%	5.69%	9.55%	5.99%	7.28%
ROA	0.89%	0.47%	0.80%	0.50%	0.61%
CoR	1.93%	2.22%	1.58%	2.45%	1.96%
Financial Efficiency	52.20%	54.82%	55.65%	50.45%	57.46%
Basic Solvency	7.81%	7.35%	7.81%	7.43%	7.35%
Total Solvency	14.41%	13.27%	14.41%	13.21%	13.27%
30 Day PDL	3.00%	3.22%	3.00%	3.43%	3.22%
30 Day PDL Coverage	139.39%	124.92%	139.39%	125.26%	124.92%
90 Day PDL	2.15%	2.20%	2.15%	2.43%	2.20%
90 Day PDL Coverage	194.27%	183.23%	194.27%	176.35%	183.23%

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3Q25
4.Grupo Cibest Company Description (NYSE: CIB, BVC: CIBEST Y PFCIBEST)
Grupo Cibest is a conglomerate of financial institutions and complementary businesses that offers a broad portfolio of products and services to a diversified base of over 32 million entities and individual clients. Grupo Cibest distributes its products and services through a regional platform comprising the largest private banking network in Colombia, with further presence in the Central American market through El Salvador's leading financial group, as well as international banking subsidiaries and local licenses in Panama, Guatemala, and Puerto Rico. BANCOLOMBIA and its business lines provide brokerage services, investment banking, financial leasing, factoring, consumer credit, fiduciary services, asset management, among others.

Contact Information
Grupo Cibest Investor Relations
Phone:	(601) 4885371
E-mail:	IR@Grupocibest.com.co
Contacts:	Catalina Tobón Rivera (IR Director)
Website:	https://www.grupocibest.com/Investor-relations

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION	Quarter			Change
(COP million)	3Q24	2Q25	3Q25	3Q25 / 2Q25	3Q25 / 3Q24	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	22,778,795	24,244,363	24,074,711	-0.70%	5.69%	6.43%
Interbank borrowings	2,298,108	4,375,272	4,008,403	-8.39%	74.42%	1.07%
Reverse repurchase agreements and other similar secured lend	1,298,602	2,735,369	2,413,088	(11.78)%	85.82%	0.64%
Financial assets investment	35,837,645	40,910,075	39,704,715	(2.95)%	10.79%	10.60%
Derivative financial instruments	2,464,399	3,239,291	4,042,125	24.78%	64.02%	1.08%
Loans and advances to customers	269,568,504	279,771,687	279,972,623	0.07%	3.86%	74.73%
Allowance for loan and lease losses	(16,518,267)	(14,771,088)	(14,370,189)	(2.71)%	(13.00)%	(3.84)%
Investment in associates and joint ventures	2,920,853	3,045,408	3,064,302	0.62%	4.91%	0.82%
Goodwill and Intangible assets, net	9,271,404	9,056,528	8,772,703	(3.13)%	(5.38)%	2.34%
Premises and equipment, net	5,870,602	5,608,169	5,601,012	(0.13)%	(4.59)%	1.50%
Investment property	5,467,963	5,761,117	6,027,496	4.62%	10.23%	1.61%
Right of use assets	1,676,615	1,525,340	1,488,727	(2.40)%	(11.21)%	0.40%
Prepayments	871,958	923,716	929,134	0.59%	6.56%	0.25%
Tax receivables	2,536,230	1,832,435	2,138,254	16.69%	(15.69)%	0.57%
Deferred tax	729,232	639,837	606,607	(5.19)%	(16.82)%	0.16%
Assets held for sale and inventories	945,484	816,784	832,367	1.91%	(11.96)%	0.22%
Other assets	5,415,170	5,536,423	5,325,580	(3.81)%	(1.65)%	1.42%
Total assets	353,433,297	375,250,726	374,631,658	(0.16)%	6.00%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	259,758,641	282,647,329	281,259,655	(0.49)%	8.28%	75.08%	84.96%
Interbank Deposits	725,285	811,328	882,390	8.76%	21.66%	0.24%	0.27%
Derivative financial instrument	2,537,577	3,524,458	4,760,502	35.07%	87.60%	1.27%	1.44%
Borrowings from other financial institutions	12,935,146	11,431,252	11,653,378	1.94%	(9.91)%	3.11%	3.52%
Debt securities in issue	14,388,708	10,388,366	11,441,859	10.14%	(20.48)%	3.05%	3.46%
Lease liability	1,829,899	1,635,793	1,596,793	(2.38)%	(12.74)%	0.43%	0.48%
Preferred shares	569,477	555,152	568,928	2.48%	(0.10)%	0.15%	0.17%
Repurchase agreements and other similar secured borrowing	2,846,946	3,940,354	3,174,591	(19.43)%	11.51%	0.85%	0.96%
Current tax	1,109,561	1,248,967	2,074,043	66.06%	86.92%	0.55%	0.63%
Deferred tax	2,215,517	2,771,024	2,758,701	(0.44)%	24.52%	0.74%	0.83%
Employees benefit plans	907,574	928,875	931,137	0.24%	2.60%	0.25%	0.28%
Other liabilities	11,694,460	12,983,542	9,939,670	(23.44)%	(15.01)%	2.65%	3.00%
Total liabilities	311,518,791	332,866,440	331,041,647	(0.55)%	6.27%	88.36%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	—%	—%	0.13%
Additional paid-in-capital	4,857,454	4,857,491	4,857,491	—%	—%	1.30%
Appropriated reserves	22,634,127	23,702,075	23,499,086	0.67%	5.41%	6.37%
Retained earnings	7,279,088	7,094,311	9,047,848	27.54%	24.30%	2.42%
Accumulated other comprehensive income, net of tax	5,647,853	5,159,284	4,492,518	(12.92)%	(20.46)%	1.20%
Stockholders’ equity attributable to the owners of the parent company	40,899,436	41,294,075	42,377,857	2.62%	3.61%	11.31%
Non-controlling interest	1,015,070	1,090,211	1,212,154	11.19%	19.42%	0.32%
Total liabilities and equity	353,433,297	375,250,726	374,631,658	(0.16)%	6.00%	100.00%

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INCOME STATEMENT	As of		Change	Quarter			Change
(COP million )	3Q24	3Q25	3Q25 / 3Q24	3Q24	2Q25	3Q25	3Q25 / 2Q25	3Q25/ 3Q24
Interest on loan portfolio and financial leasing operations
Commercial	12,529,974	11,669,717	(6.87)%	4,171,772	3,913,159	3,928,393	0.39%	(5.83)%
Consumer	6,404,890	6,002,355	(6.28)%	2,064,678	2,005,778	2,019,276	0.67%	(2.20)%
Mortgage	2,920,392	3,176,554	8.77%	887,935	1,104,959	975,125	(11.75)%	9.82%
Leasing	2,741,999	2,423,396	(11.62)%	869,870	810,638	812,528	0.23%	(6.59)%
Small Business	154,170	211,134	36.95%	49,187	70,981	78,711	10.89%	60.02%
Total interest on loan portfolio and financial leasing operations	24,751,425	23,483,156	(5.12)%	8,043,442	7,905,515	7,814,033	(1.16)%	(2.85)%
Interest on debt instruments measured by the effective interest method	734,322	711,940	(3.05)%	236,410	238,111	240,099	0.83%	1.56%
Total interest income from financial instruments measured by the effective interest method	25,485,747	24,195,096	(5.06)%	8,279,852	8,143,626	8,054,132	(1.10)%	(2.73)%
Interbank funds sold	173,880	140,157	(19.39)%	47,462	42,484	46,704	9.93%	(1.60)%
Valuation of financial instruments	1,236,360	1,314,781	6.34%	527,804	433,823	515,806	18.90%	(2.27)%
Total interest income and valuation of financial instruments	26,895,987	25,650,034	(4.63)%	8,855,118	8,619,933	8,616,642	(0.04)%	(2.69)%
Interest expense	(11,398,483)	(10,056,381)	(11.77)%	(3,702,518)	(3,393,009)	(3,313,913)	(2.33)%	(10.50)%
Net interest margin and valuation of financial instruments before provision for loan impairment, off-balance sheet commitments, and other financial instruments	15,497,504	15,593,653	0.62%	5,152,600	5,226,924	5,302,729	1.45%	2.91%
Provision for loan portfolio impairment and financial leasing operations, net	(4,485,195)	(3,049,740)	(32.00)%	(1,527,271)	(1,058,095)	(888,121)	(16.06)%	(41.85)%
Recovery (Provision) for other financial instruments, net	(37,404)	24,935	(166.66)%	(61,565)	(38,240)	59,200	(254.81)%	(196.16)%
Total provisions and impairment of credit risk, net	(4,522,599)	(3,024,805)	(33.12)%	(1,588,836)	(1,096,335)	(828,921)	(24.39)%	(47.83)%
Net income from interest and valuation of financial instruments after provisions and impairment	10,974,905	12,568,848	14.52%	3,563,764	4,130,589	4,473,808	8.31%	25.54%
Commission income	5,602,717	6,068,388	8.31%	1,902,779	2,039,950	2,107,203	3.30%	10.74%
Commission expenses	(2,509,509)	(2,821,806)	12.44%	(864,435)	(948,070)	(970,269)	2.34%	12.24%
Total income from Commissions, net	3,093,208	3,246,582	4.96%	1,038,344	1,091,880	1,136,934	4.13%	9.49%
Other operating income	2,132,726	2,533,590	18.80%	762,313	830,720	866,299	4.28%	13.64%
Dividends and other net income from equity participation	(48,767)	381,695	(882.69)%	92,001	121,351	123,019	1.37%	33.71%
Total net income	16,152,072	18,730,715	15.96%	5,456,422	6,174,540	6,600,060	6.89%	20.96%
Operating expenses
Salaries and employee benefits	(4,094,895)	(4,654,843)	13.67%	(1,411,548)	(1,575,154)	(1,549,165)	(1.65)%	9.75%
Other administrative and general expenses	(3,813,107)	(4,205,214)	10.28%	(1,320,342)	(1,456,909)	(1,409,124)	(3.28)%	6.72%
Taxes other than income tax	(1,125,119)	(1,122,576)	(0.23)%	(344,293)	(389,937)	(376,173)	(3.53)%	9.26%
Amortization, depreciation, and impairment	(804,306)	(801,323)	(0.37)%	(270,562)	(268,544)	(266,522)	(0.75)%	(1.49)%
Total operating expenses	(9,837,427)	(10,783,956)	9.62%	(3,346,745)	(3,690,544)	(3,600,984)	(2.43)%	7.60%
Profit before income tax	6,314,645	7,946,759	25.85%	2,109,677	2,483,996	2,999,076	20.74%	42.16%
Income tax	(1,648,395)	(2,196,712)	33.26%	(590,192)	(655,050)	(842,750)	28.65%	42.79%
Net profit	4,666,250	5,750,047	23.23%	1,519,485	1,828,946	2,156,326	17.90%	41.91%
Non-controlling interest	61,810	76,977	24.54%	18,291	37,643	12,223	(67.53)%	(33.17)%
Net profit for the year attributable to shareholders of the parent company	4,604,440	5,673,070	23.21%	1,501,194	1,791,303	2,144,103	19.70%	42.83%

22

3Q25
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: November 6, 2025	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

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